SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aprea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03836J102

(CUSIP Number)

HealthCap VII, L.P.

Represented by its general partner

HealthCap VII GP S.A.

Avenue Villamont 23

Lausanne, V8 CH -1005

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03836J102

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons on October 17, 2019, as amended by Amendment No. 1 thereto filed on October 15, 2021 and Amendment No. 2 thereto filed on June 30, 2022. Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 52,997,814 outstanding shares of Common Stock as reported in the Issuer’s quarterly report on Form 10-Q, filed on November 9, 2022.

(e) As of October 26, 2022, the date the Issuer filed its Definitive Proxy Statement on Schedule 14A disclosing its outstanding shares of Common Stock, each of the Reporting Persons is no longer a beneficial owner of more than five percent of the Issuer’s outstanding shares of Common Stock. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D.

CUSIP No. 03836J102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

HEALTHCAP VII L.P.

By its general partner HealthCap VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager

HEALTHCAP VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager